UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

COSMOS GROUP HOLDING, INC.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
221411200
(CUSIP Number)
Syndicate Capital (Asia) Limited. One IFC, Level 20, 1 Harbour View Street,Central, Hong Kong +852 3899 6638
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 19, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 221411200

1.	NAMES OF REPORTING PERSONS Syndicate Capital (Asia) Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,149,293
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 2,149,293
	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,149,293
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.46%
14.	TYPE OF REPORTING PERSON (see instructions) CO

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CUSIP No. 221411200

1.	NAMES OF REPORTING PERSONS Tze Wai Albert YIP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 2,149,293
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 2,149,293

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,149,293
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.46%
14.	TYPE OF REPORTING PERSON (see instructions) IN

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Item 1.	Security and Issuer

The class of equity securities to which this statement relates is the common stock, $0.001 par value per share (the “Common Stock”), of Cosmos Group Holdings, Inc., a Nevada corporation (the “Company”). The principal executive office of the Company is located at Rooms 1705-6, 17th Floor, Tai Yau Building, No. 181 Johnston Road, Wanchai, Hong Kong.

Item 2.	Identity and Background

(a)      This Schedule 13D is being filed by Syndicate Capital (Asia) Limited, a limited liability company, and Tze Wai Albert YIP (collectively, the “Reporting Person”).

(b)      The address of the principal business of the Reporting Persons is c/o Cosmos Group Holdings, Rooms 1705-6, 17th Floor, Tai Yau Building, No. 181 Johnston Road, Wanchai, Hong Kong.

(c)      Syndicate Capital (Asia) Limited (“SCAL”) is an investment holding company that is wholly owned by Mr. YIP. Mr. YIP also serves as the sole executive officer and director of SCAL. The principal occupation of Mr. YIP is a businessman.

(d)      During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)      During the last five years, none of the Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws.

(f)       Syndicate Capital (Asia) Limited was incorporated under the laws of Hong Kong. The Reporting Person is a citizen of Hong Kong.

Item 3.	Source and Amount of Funds or Other Consideration

On July 19, 2019, the Company, Hong Kong Healthtech Limited, a limited company organized under the laws of Hong Kong (“HKHL”), and Wing Lok Jonathan So entered into a Share Exchange Agreement pursuant to which the Company issued 6,232,951 shares of its common stock (the “Shares”) to acquire 51% of the issued and outstanding securities of HKHL owned by Wing Lok Jonathan So (the “Share Exchange”). The Share Exchange was consummated on July 19, 2019. As a result, the Company entered into the business of developing and delivering educational content.

In connection with the Share Exchange, on July 19, 2019, the Reporting Person entered into an Employment Agreement (the “Employment Agreement”) with the Company pursuant to which the Reporting Person agreed to serve as the Chief Financial Officer of the Company. In consideration for these services, the Company issued to the Reporting Person 2,149,493 shares of common stock of the Company, par value $0.001 (the “Shares”), at a per share price of $8.99. These shares are subject to clawback provisions more fully set forth Employment Agreement.

The funds used to acquire the foregoing shares of common stock of the Company were provided through SCAL’s working capital. SCA:’s working capital was obtained through capital contributions of Mr. Yip.

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Item 4.	Purpose of Transaction

The acquisition by the Reporting Persons of the Shares (as hereinafter defined) as described herein was effected because of the belief that the Shares represent an attractive investment.  Depending on prevailing market, economic and other conditions, the Reporting Persons may from time to time acquire additional Shares or engage in discussions with the Company concerning future acquisitions of shares of its capital stock.  Such acquisitions may be made by means of open-market purchases, privately negotiated transactions, direct acquisitions from the Company or otherwise.  The Reporting Persons intend to review its or his investment in the Company on a continuing basis and, depending upon the price and availability of shares of the Company’s capital stock, subsequent developments affecting the Company, the Company’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of his investment in the Company.

As an executive officer and significant stockholder in the Company, Mr. Yip may vote his shares to cause the Company to enter into acquisitions and strategic partnerships to expand the business of the Company. These acquisitions or strategic partnerships may be funded through the issuance of additional securities of the Company, working capital or a combination of both.

Additional Disclosure

Except as set forth above in this statement, none of the Reporting Person has no plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)      The percentages used herein are calculated based upon 28,800,531 shares of the Common Stock of the Company outstanding as of July 19, 2019.

(b)      SCAL is the direct owner of 2,149,493 shares of Common Stock of the Company, par value $0.001 representing approximately 7.46% of the outstanding shares of Common Stock. SCAL has the sole power to vote or to direct the vote and to dispose or direct the disposition of the Shares. Mr. Yip is the sole shareholder, executive officer and director of SCAL and is deemed to have beneficial ownership of the Shares. Mr. Yip has shared power to vote or to direct the vote and to dispose or to direct the disposition of the Shares.

(c)      The Reporting Persons did not effect any transactions in the Shares during the sixty days before the date of this Schedule 13D.

(d)      Except as set forth in this Item 5, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)      Not applicable.

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Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The disclosures set forth in Item 4 hereinabove is hereby incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits

Employment Agreement by and between Tze Wai Albert YIP and Cosmos Group Holdings, Inc., dated July 19, 2019*

•	Incorporated by reference from the Current Report on Form 8-K filed with the Securities and Exchange Commission on July _____, 2019.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 19, 2019

Syndicate Capital (Asia) Limited

By: /s/ Tze Wai Albert YIP
Tze Wai Albert YIP

/s/ Tze Wai Albert YIP
Tze Wai Albert YIP

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